Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
CPI International, Inc.:
We consent to the use of our reports dated December 10, 2009, with respect to the consolidated balance sheets of CPI International, Inc. and subsidiaries as of October 2, 2009 and October 3, 2008, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 2, 2009, and the effectiveness of internal control over financial reporting as of October 2, 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.
/s/ KPMG LLP
Mountain View, California
July 16, 2010